SUB-ITEM 77D


  LMP Capital & Income Fund Inc. (NYSE: SCD)



   The Board of Directors of the Fund approved management's recommendation to permit the Fund to invest without limit in both energy and non-energy master limited partnerships ("MLPs"), so long as no more than 25% of the Fund's total assets are invested in MLPs that are treated as qualified publicly traded partnerships ("QPTPs"). The proposed 25% QPTP limitation is generally not applicable to MLPs that are not energy- or commodity-focused, such as, for instance, finance-related partnerships, as these types of MLPs are generally not treated as QPTPs for tax purposes.
  QPTPs are publicly-traded partnerships that earn more than 10% of their gross income and gains from the exploration, development, mining or production, processing, refining, transportation, or the marketing of any mineral or natural resource, industrial source carbon dioxide, or the transportation or storage of certain fuels as well as income from certain other categories such as real estate and commodities.
  In recommending this change, management noted its belief that implementing the change would be beneficial to the Fund and its shareholders as, among other things, it would likely increase the Fund's investable universe and enable the Fund's investment manager additional investment flexibility, while continuing to permit the Fund to qualify as a regulated investment company for tax purposes. This change in the Fund's investment policies is effective immediately.
082221-0249-11115-Active.15450096.2